October 29, 2020

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Deanna Virginio

Re:	S&W Seed Company (the “Company”)
Registration Statement on Form S-3
Filed: September 23, 2020
File No. 333-248974

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement to become effective at 4:30 p.m. Eastern Time on November 2, 2020 or as soon thereafter as is practicable.

If you have any questions regarding this request, please contact Steven M. Przesmicki of Cooley LLP at (858) 550-6070.

Very truly yours,

S&W SEED COMPANY

/s/ Matthew K. Szot
Matthew K. Szot
Executive Vice President, Finance and Administration and Chief Financial Officer